Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               November 10, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1387
                       BDC Scorecard Portfolio, Series 1
                       File Nos. 333-207332 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated November 4, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1387, filed on October 7, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BDC Scorecard, Series 1 (the "Trust").

PROSPECTUS

Investment Summary - Principal Investment Strategy

      1. This section states that the Trust invests at least 80% of its assets in business development companies ("BDCs"). Since the name of the Trust includes the term BDC Scorecard, please revise this section to state that the Trust invests at least 80% of its assets in BDCs included in the Wells Fargo BDC Scorecard Weighted Index (the "Index").

      Response: The disclosure has been revised in response to your comment.

Investment Summary - Security Selection

      2. The first paragraph of this section states the Index is "risk-weighted." Please explain "risk-weighted" in this section.

      Response: The disclosure has been revised in response to your comment.

Investment Summary - Business Development Companies

      3. Please describe the maturity policies of the BDCs in which the Trust will invest.

      Response: The BDCs selected for the final portfolio do not have maturity policies because they do not have mandatory termination dates, but typically hold loan portfolios that have maturities of three to four years.

Investment Summary - Principal Risks

      4. Since many BDCs hold fixed income securities that generate interest payments known as "payment in kind" ("PIK") interest rather than cash, please explain PIK interest in this section, and describe the risks which PIK interest poses for shareholders.

      Response: The disclosure has been revised in response to your comment.

      5. The third bullet point in this section discloses that BDC investments are frequently not publicly traded. Please disclose in this section, as well as in the discussions of the Trust's principal investment strategy, whether the Trust will invest in non-traded BDCs and, if so, the course of action the Trust will take with regard to its sale of its non-traded BDC holdings when the Trust terminates in 15 months. We may have further comments after reviewing your response.

      Response: The disclosure has been revised in response to your comment.

      6. The fifth bullet point in this section provides a duration example for a security with a duration of three years. Please confirm to us that the weighted average duration of the BDCs in which the Trust will invest will be three years or less. Alternatively, please revise this bullet point to provide a duration example that reflects the maximum weighted average duration of the Trust's BDC investments.

      Response: The duration example in the fifth bullet has been revised to reflect the weighted average duration of the securities.

ADDITIONAL REVISIONS

      We have made other revisions to the "Security Selection," "Business Development Companies," "Principal Risks," "Investment Risks" and "Index Description" sections to clarify the disclosure regarding the strategy and BDCs.

TANDY ACKNOWLEDGMENT

      In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

      1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

      2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

      3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren